SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Boise Inc.
(formerly known as Aldabra 2 Acquisition Corp.)
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

01408A202 (Common Stock)
(CUSIP Number)

Kramer Levin Naftalis & Frankel LLP
1177 Avenue of the Americas
New York, New York 10019
Attn: Philip Weingold
212-715-9100
(Name, Address and Telephone Number of
Person Authorized to Receive Notices
and Communications)

June 12, 2009
(Date of Event which Requires Filing
of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box:  ☐.

(Continued on following pages)

1)     NAME OF REPORTING PERSON

     Jason Weiss
 _______________________________________________________________________________________________
2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a) [ ]

                                                                                                                               (b)  [ ]
 _______________________________________________________________________________________________

3)SEC USE ONLY

_______________________________________________________________________________________________
4)SOURCE OF FUNDS

     PF, OO
_______________________________________________________________________________________________
5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
ITEMS 2(d) OR 2(e)    ☐
_______________________________________________________________________________________________
6)CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
_______________________________________________________________________________________________
7)           SOLE VOTING POWER
NUMBER OF                                                         4,485,090*
SHARES                                     ________________________________________________________________________
BENEFICIALLY                                   8)           SHARED VOTING POWER
OWNED BY                                                           0
EACH                                           ________________________________________________________________________
REPORTING                                        9)           SOLE DISPOSITIVE POWER
PERSON                                                                 4,485,090*
WITH                                           ________________________________________________________________________
10)          SHARED DISPOSITIVE POWER

           0
_______________________________________________________________________________________________
11)           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    4,485,090*
_______________________________________________________________________________________________
12)        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  ❒
_______________________________________________________________________________________________
13)         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                                                            5.22%**
_______________________________________________________________________________________________
14)       TYPE OF REPORTING PERSON
                                                                                            IN
_______________________________________________________________________________________________

*Includes Warrants to purchase 1,500,000 shares of Common Stock which are currently exercisable.
** Based on 84,434,691 shares of Common Stock issued and outstanding as of the date hereof, plus and assuming exercise of the Reporting Person’s Warrants to purchase 1,500,000 shares of Common Stock.

Item 1.                      Security and Issuer.

This statement on Schedule 13D (the “Statement”) relates to the common stock, par value $0.0001 per share (the “Common Stock”), of Boise Inc. (formerly known as Aldabra 2 Acquisition Corp., or “Aldabra”), a Delaware corporation (the “Company”).  The principal executive offices of the Company are located at 1111 W. Jefferson Street, Boise, Idaho 83728.

Item 2.                      Identity and Background.

(a) - (c) This Statement is being filed by Jason Weiss.

As of the date of this filing, Mr. Weiss is the beneficial owner of, in the aggregate, 4,485,090 shares of Common Stock, representing approximately 5.22% of the shares of Common Stock presently outstanding.

           Mr. Weiss is a director of the Company.  The business address of Mr. Weiss is 1001 Rivas Canyon Road, Pacific Palisades, CA 90272.

 (d) - (e)  During the last five years, Mr. Weiss has neither been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors), nor was he a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding Mr. Weiss was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  Mr. Weiss is a citizen of the United States.

Mr. Weiss, together with Terrapin Partners Venture Partnership (the “Partnership”) and Nathan Leight, was a filing party with respect to a Schedule 13D filed on December 3, 2008, as amended on February 27, 2009 (the “Prior 13D”).   Messrs. Weiss and Leight and the Partnership identified themselves as members of a group in the Prior 13D.  As reported the Prior 13D, Terrapin Partners Venture Partnership distributed all remaining shares of Common Stock that it held on February 23, 2009.   As of June 12, 2009, Messrs. Weiss and Leight agreed to end their business relationship, and the group reported in the Prior 13D dissolved at such time.  Accordingly, Mr. Weiss is filing this separate Schedule 13D which reports only shares of Common Stock beneficially owned by him.

Item 3.                      Source and Amount of Funds or Other Consideration.

The sum of $6,060,548 for the purchase of shares of Common Stock by Mr. Weiss and trusts established for the benefit of Mr. Weiss’ family came from funds held by Mr. Weiss and such trusts.

Item 4.                      Purpose of Transaction.

Mr. Weiss acquired the Common Stock described in Item 3 for investment purposes.

On May 2, 2008 and March 16, 2009 Mr. Weiss received awards of 36,100 and 232,558 shares, respectively, of Common Stock under the Boise Inc. Incentive and Performance Plan.  Mr. Weiss paid no consideration for such shares.

On February 23, 2009, Terrapin Partners Venture Partnership, of which Messrs. Leight and Weiss are general partners, distributed a total of 4,284,732 shares of Common Stock to certain family trusts of Mr. Weiss, a total of 4,284,732 shares of Common Stock to Mr. Leight or his family trust, and the remainder of its shares of Common Stock to its other partners.  As a result,  Terrapin Partners Venture Partnership ceased to own any shares of Common Stock.

In addition, on February 23, 2009, Terrapin Partners Employee Partnership distributed 56,700 shares of Common Stock to a family trust of Mr. Weiss.

On August 21, 2009, August 21, 2009, and September 14, 2009, a trust of Mr. Weiss made gifts of 100,000, 100,000, and 50,000 shares of Common Stock, respectively.  On November 23, 2009, two trusts of Mr. Weiss sold 1,333,333 and 666,667 shares of Common Stock, respectively.

On November 24, 2009, two trusts of Mr. Weiss entered into a 10b5-1 Sales Plan agreement (the “10b5-1 Agreement”).  The agreement provides for the sale of up to 1,500,000 shares of Common Stock and 750,000 warrants to purchase Common Stock, with certain minimum price and maximum volume limits, commencing no earlier than February 16, 2010   The foregoing is qualified in its entirety by reference to the full text of the 10b5-1 Agreement, which is filed as an exhibit to this Schedule 13D.

Except as set forth in this Item 4, Mr. Weiss does not have any present plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of the instructions to Item 4 of Schedule 13D.  Mr. Weiss intends to review his investment in the Company on a continuing basis.  Depending on various factors including, without limitation, the Company’s financial position and business strategy, the price levels of the shares of Common Stock, other investment opportunities available to him, conditions in the securities markets and general economic and industry conditions, Mr. Weiss may in the future take such actions with respect to his investment in the Company as he deems appropriate including, without limitation, making proposals to the Company concerning changes to the capitalization, ownership structure or operations of the Company, purchasing additional shares of Common Stock, selling some or all of his shares of Common Stock, engaging in short selling of or any hedging or similar transactions with respect to the Common Stock and/or otherwise changing his intention with respect to any and all matters referred to in clauses (a) through (j) of the instructions to Item 4 of Schedule 13D.

Item 5.                      Interest in Securities of the Issuer.

(a)  As a result of the transactions described in Item 4 above, Mr. Weiss may be deemed to beneficially own an aggregate of 4,485,090 shares of Common Stock (including in respect of Warrants to purchase 1,500,000 shares of Common Stock which are currently exercisable), or 5.22% of the outstanding Common Stock.

(b)  Mr. Weiss has the sole power to vote or to direct the vote of and to dispose or direct the disposition of all of the shares of Common Stock he may be deemed to beneficially own as reported herein.  Mr. Weiss disclaims beneficial ownership of any such shares of Common Stock except to the extent of his pecuniary interest therein, and the inclusion of such shares of Common Stock in this report shall not be deemed to be an admission that Mr. Weiss has beneficial ownership of such shares for purposes of Section 16 of the Securities Exchange Act of 1934, as amended.

(c) Except as described above in Item 4, as amended hereby, Mr. Weiss has not effected any transaction in the Common Stock during the sixty days preceding the filing of this Schedule 13D.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understanding or Relationships With Respect to

Securities of the Issuer.

On February 22, 2008, in connection with the acquisition by the Company, of Boise White Paper, L.L.C., Boise Packaging & Newsprint, L.L.C., Boise Cascade Transportation Holdings Corp. (collectively, the “Paper Group”) and other assets and liabilities related to the operation of the paper, packaging and newsprint, and transportation businesses of the Paper Group and most of the headquarters operations of Boise Cascade, L.L.C. ( “Boise Cascade”), Aldabra, Boise Cascade, Boise Cascade Holdings, L.L.C., certain directors and officers of the Company and other persons who were shareholders of the Company entered into an investor rights agreement (the “IRA”).

The IRA provides for registration rights for the parties to the agreement, including Boise Cascade with respect to the shares of Common Stock issued to Boise Cascade pursuant to the Acquisition or any other shares of Common Stock that it acquires (the “Seller Registrable Securities”), and certain of Aldabra’s stockholders with respect to shares of Common Stock acquired pursuant to the investor rights agreement (the “Aldabra Registrable Securities”). The IRA provides that the holders of a majority of the Seller Registrable Securities will have the right to nominate for election to Aldabra’s board a number of directors proportional to the voting power represented by the shares of Common Stock that the holders of Seller Registrable Securities own until such time as the holders of Seller Registrable Securities own less than 5% of the voting power of all of the outstanding capital stock of Aldabra. MDCP IV, as the controlling stockholder of Boise Cascade, will effectively have the ability to exercise these director nomination rights. Similarly, pursuant to the IRA, the holders of a majority of the Aldabra Registrable Securities will have the right to nominate to be elected to Aldabra’s board a number of directors proportional to the voting power represented by the shares of Common Stock that the holders of Aldabra Registrable Securities own until such time as the holders of Aldabra Registrable Securities own less than 5% of the voting power of all of the outstanding capital stock of Aldabra.

Additionally, the investor rights agreement sets forth affirmative and negative covenants to which Aldabra will be subject as long as the holders of Seller Registrable Securities own at least 33% of the shares of Common Stock issued to the holders of Seller Registrable Securities as of the closing date of the Acquisition. MDCP IV, as the controlling stockholder of Boise Cascade, will have the ability to influence Aldabra’s operations following the Acquisition as a result of such affirmative and negative covenants.

The IRA is described in detail in the Company’s definitive proxy statement, filed with the Securities and Exchange Commission (the “SEC”) on January 23, 2008, in the section entitled “Certain Relationships and Related Party Transactions—Agreements with Stockholders—Investor Rights Agreement” beginning on page 224, which information is incorporated herein by reference.

The foregoing is qualified in its entirety by reference to the full text of the IRA, which the Company filed as Exhibit 4.1 to the Current Report on Form 8-K on February 28, 2008 and which is also filed as an exhibit to this Schedule 13D.

The disclosure concerning the 10b5-1 Agreement under Item 4 above is incorporated into this Item 6 by reference.

Item 7.	Material to be Filed as Exhibits.

Exhibit	Description
99.1
10b5-1 Sales Plan dated November 24, 200,9 by and between Jason G. Weiss, as trustee of the Jason G. Weiss Revocable Trust dated August 2, 2000, as amended; Murray Sprung, as trustee of the Weiss Family Trust dated August 7, 2000; and Gabelli & Company, Inc.

99.2	Investor Rights Agreement, dated February 22, 2008, by and between the Company, Boise Cascade, L.L.C., Boise Cascade Holdings, L.L.C., and the other shareholders party thereto.

SIGNATURES

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated:   November 30, 2009

                JASON WEISS

               /s/ Jason Weiss
                Jason Weiss